EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the LifePoint Hospitals, Inc. 1998 Long-Term Incentive Plan, the LifePoint Hospitals, Inc. Employee Stock Purchase Plan, the LifePoint Hospitals, Inc. Management Stock Purchase Plan, the LifePoint Hospitals, Inc. Retirement Plan, and the LifePoint Hospitals, Inc. Outside Directors Stock and Incentive Compensation Plan of our reports dated February 18, 2009, with respect to the consolidated financial statements of LifePoint Hospitals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting of LifePoint Hospitals, Inc. filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Nashville, Tennessee
May 8, 2009